SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

August 4, 2003

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

2Q EBITDA Increases 6% to Record Ps. 805 Million

— Banco Azteca Reaches Profitability While Net Deposits Surpass 3.3 Billion Pesos —

— Net Debt Declines 68% YoY —

Highlights:

•	2Q03 EBITDA rose 6% YoY to a record Ps. 805 million from Ps. 756 million in 2Q02. This was largely achieved through an 18% YoY growth in revenue of our retail division – which included solid performance from our three store formats (Elektra, Salinas y Rocha and Bodega de Remates), our ongoing cost and expense controls, and the gradual process to allocate expenses to the business units in which they are actually generated.

•	In only its second full quarter of operations, Banco Azteca became a profitable subsidiary for Grupo Elektra. This was achieved as net deposits surpassed Ps. 3.3 billion, a seven-fold increase from initial net deposits transferred from Serfin, and a gross credit portfolio that reached almost Ps. 3.8 billion.

•	Net debt declined 68% YoY and 30% QoQ to Ps. 1.078 billion in 2Q03 from Ps. 3.414 billion in 2Q02 and Ps. 1.538 billion in 1Q03, respectively.

Financial Highlights:

Financial Highlights

Ps. Million	Quarterly		Change

	2Q03	2Q02	$	%
Total Revenues *	4,285	4,086	200	4.9%
Gross Profit *	1,667	1,731	(64)	-3.7%
EBITDA before Financial Division **	805	756	49	6.5%
EBITDA after Financial Division **	829	756	73	9.7%
Net Income	483	(338)	821	n.m.
EPS (pesos per share)	2.02	(1.40)	3.42	n.m.
EPS (US$ per ADR) ***	0.77	(0.53)	1.30	n.m.

* Before Banco Azteca

** Financial Division = Banco Azteca + Afore Azteca

*** Ps. 10.50 per US$

Grupo Elektra, S.A. de C.V.	1	Second Quarter 2003 Results

Financial Highlights:

Grupo Elektra, S.A. de C.V.	2	Second Quarter 2003 Results

Mexico City, July 28, 2003 –Grupo Elektra S.A. de C.V. (NYSE:EKT, BMV: ELEKTRA*), Latin America’s leading specialty retailer, consumer finance and banking services company, reported today financial results for the second quarter of 2003.

“During the second quarter we experienced very healthy growth in all our store formats and most product lines that comprise our retail division. This was largely possible as we continue to reap the benefits of our successful merchandising strategy, which is helping to further consolidate our leadership in the specialty retail segment,” commented Javier Sarro, Chief Executive Officer of Grupo Elektra.

“The combination of our top-line growth, our ongoing cost and expense controls, and the gradual allocation of expenses to better reflect their origins enhance the already strong cash-flow generating capabilities of our proven business model,” Mr. Sarro concluded.

Carlos Septién, Chief Executive Officer of Banco Azteca, said: “After only two full quarters of operations, Banco Azteca is already profitable. This is a reflection of performance that has exceeded initial expectations for our deposit and consumer loans products, coupled with the appropriate cost controls. If this positive trend continues, in the following months we should be able to completely fund our credit portfolio with net deposits. At the same time, we will continue to gradually increase our selection of quality financial products and services directed to Grupo Elektra’s large retail customer base.”

“The benefits of our financial strategy for 2003 are tangible and include a net debt reduction of 68% year-on-year and 30% quarter-on-quarter, respectively. This is allowing us to reduce financial expenses for Grupo Elektra, as evidenced in the Ps. 49 million or 21% quarter-on-quarter decline in this line,” stated Rodrigo Pliego, Chief Financial Officer of Grupo Elektra.

2Q03 Financial Highlights:

     In response to the feedback received from market participants and in order to enhance the transparency of our reports, starting in 4Q02, we are presenting the results of Banco Azteca under the equity participation method. All figures and discussions detailed in this press release result from the application of this accounting method, which provides a clearer overview of the separated results of our retail division and of Banco Azteca.

     For details on the quarterly performance of Elektra, Salinas y Rocha and Bodega de Remates formats, products and services please see Annexes A through F of the attached pages at the end of this press release (“tríptico”).

Grupo Elektra, S.A. de C.V.	3	Second Quarter 2003 Results

Comments on 2Q03 results:

     Revenue

     Total revenue increased 4.9% YoY largely due to an 18.4% YoY increase in revenue of the retail division. Sales growth was the result ofstrong performance across all our store formats. Revenue from Elektra, Salinas y Rocha, and Bodega de Remates store formats increased by 16.9%, 17.4% and 51.5%, respectively, on a year-on-year basis. We believe that this positive performance is due to our enhanced merchandising strategy and our focus on productive store formats. However, the positive performance of the retail division was partially offset by a 48.5% YoY decrease in revenue of the consumer finance division. This was due to the fact that Grupo Elektra, through its Elektrafin subsidiary, ceased to provide consumer credit in Mexico as of December 1, 2002, at which time Banco Azteca began offering consumer loans for customers of Grupo Elektra.

Revenue

Ps. Million	Quarterly		Change

	2Q03	2Q02	$	%
Consolidated Revenues	4,285	4,086	200	4.9%
Retail	3,859	3,259	600	18.4%
Consumer Credit [1]	426	827	(401)	-48.5%

1 Includes only Credimax operations.

     Gross Profit

     As expected, total gross profit decreased by 3.7% YoY, as a 14.0% YoY increase in the gross profit of the retail division was offset by a 34.3% YoY decrease in the gross profit of the consumer finance division, fully explained by the above-mentioned decline in revenue of this division. Gross margin of the retail division fell 120 basis points from 33.7% in 2Q02 to 32.5% in 2Q03 due to the enhancement of our “Nobody Undersells Elektra” merchandising strategy. However, as evidenced by the increase in revenue of this division, management believes that the increases in volumes more than offset the decline in margins.

Gross Profit

Ps. Million	Quarterly		Change

	2Q03	2Q02	$	%
Consolidated Gross Profit	1,667	1,731	(64)	-3.7%
Retail	1,253	1,099	154	14.0%
Consumer Credit [1]	415	632	(217)	-34.3%

1 Includes only Credimax operations.

Grupo Elektra, S.A. de C.V.	4	Second Quarter 2003 Results

     EBITDA and Operating Profit

     Despite the decline in total gross profit, a 13.3% YoY decrease in operating expenses resulted in a 6.5% YoY increase in EBITDA. During the quarter, we continued with our planned gradual allocation of operating expenses of Banco Azteca. Furthermore, operating expenses of the retail division remained in check due to our ongoing cost and expense control programs.

     At the same time, operating profit increased by 15.5% YoY as depreciation and amortization expenses declined 8.2% over the same period due to a 10.0% YoY decline in fixed assets. This was in turn due to the sale of the day-to-day operating assets to Banco Azteca during 1Q03. Part of Grupo Elektra’s financial strategy for 2003 is the separation of assets and elimination of inter-company agreements between the retail and the financial divisions.

EBITDA & Op. Profit

Ps. Million	Quarterly		Change

	2Q03	2Q02	$	%
Consolidated EBITDA	805	756	49	6.5%
Operating Profit	629	545	85	15.5%

     Comprehensive Cost of Financing

     Comprehensive cost of financing decreased 73.6% to Ps. 139.4 million in 2Q03 compared to Ps. 528.7 million in 2Q02. The Ps. 389.3 million YoY decrease in the cost of financing is explained by:

•	An increase of Ps. 18.8 million in net interest expense coming from:

o	Ps. 10.4 million higher interest income resulting from a 39.4% YoY higher cash balance, and

o	Ps. 29.0 million higher interest expenses due to interest paid on the new private securitization program. The basis to calculate interest on the new securitization program leads to high front-ended payments that diminish over the life of the program, compared to the straight-line basis of calculation on the former program.

•	FX gains of Ps. 9.9 million in 2Q03 compared to FX losses of Ps. 415.9 million in 2Q02.

•	A monetary gain of Ps. 9.6 million in 2Q03 compared to a Ps. 27.5 million gain in 2Q02.

     Net Profit

     The strong operating performance, coupled with the above mentioned decrease in the comprehensive cost of financing, as well as a Ps. 99.0 million gain from our equity participation in Banco Azteca, Comunicaciones Avanzadas and Afore Azteca, led to a net profit for 2Q03 of Ps. 482.6 million, compared to a Ps. 338.2 million net loss during 2Q02. Out of the Ps. 99.0 million gain, we must highlight the fact that Banco Azteca has become a profitable subsidiary for Grupo Elektra with just two full quarters of operations, contributing with Ps. 37.4 million profits; CASA provided a Ps. 74.9 million profit; and Afore Azteca reported a Ps. 13.3 million loss during the quarter.

Grupo Elektra, S.A. de C.V.	5	Second Quarter 2003 Results

Net Profit

Ps. Million	Quarterly		Change

	2Q03	2Q02	$	%
Consolidated Net Profit	483	(338)	821	n.m.
EPS ( Peso Per Share )1	2.02	(1.40)	3.42	n.m.
EPS (US$ Per ADR)1*	0.77	(0.53)	1.30	n.m.

[1]	Calculation based on 238,703,000 Elektra * (59,676,000 ADR equivalent) weighted average at June 30, 2003 and 241,015,000 Elektra* ( 60,254,000 ADR equivalent ) outstanding at June 30, 2002

*	Ps. 10.50 per US$

1.0	Retail Division

     During 2Q03 we continued to reap the benefits of our enhanced “Nobody Undersells Elektra” strategy as sales volumes were positively impacted. This was reflected in the YoY revenue increases in all our store formats (16.9%, 17.4% and 51.5% for Elektra, Salinas y Rocha and Bodega de Remates, respectively), our core product lines (15.7% in the combined revenue of electronics, household appliances, furniture and small appliances), and other product lines like telephones (196%).

     Management believes that the negative impact on gross margins is more than offset by the increases in volume, coupled with better terms from suppliers. The latter are a direct result of an improved cash-flow within the retail division, which gets paid in cash for all customer sales regardless of whether they are made with cash or credit. This is, among others, one of the main benefits provided by Banco Azteca.

     For details on the quarterly performance of Elektra, Salinas y Rocha and Bodega de Remates formats, products and services please see Annexes A through F of the attached pages at the end of this press release (“tríptico”).

The following are explanations of certain highlights.

     Telephones (Wireless Products and Services). We continue to see high growth potential for this category of products given the still low penetration of telephony services, especially within our target market. During 2Q03, we continued to grow revenue and, most importantly, gross profit in this increasingly important product line as we benefit from a broader selection of wireless products. Please recall that we introduced Telcel and Telefónica/Pegaso’s wireless products during the second half of 2002. Revenue increased 196% to Ps. 212.7 million in 2Q03 from Ps. 71.9 million in 2Q02. Meanwhile, gross profit increased 59% to Ps. 44.6 million in 2Q03 from Ps. 28.0 million in 2Q02.

Grupo Elektra, S.A. de C.V.	6	Second Quarter 2003 Results

Ps. Million	Quarterly		Change

Wireless Products	2Q03	2Q02	$	%
Revenues	212.7	71.9	140.8	196%
Gross Profit	44.6	28.0	16.6	59%

     Western Union. The combination of more competitive commissions charged by Western Union and our successful advertising and promotional campaigns allowed us to maintain the positive trend in our electronic money transfer business. We expect this trend experienced in this business during recent quarters to continue during the second half of 2003. During 2Q03 we were able to increase the number of transactions in our US to Mexico electronic money transfer business by 39% to 1.1 million. This represents an amount transferred of Ps. 2.8 billion, a 48% YoY increase. In turn this led to a revenue increase of 26% in 2Q03 to Ps. 95.2 million from Ps. 75.7 million in 2Q02. Over the same period gross profit increased 26% to Ps. 92.9 million in 2Q03 from Ps. 74.0 million in 2Q02.

Ps. Million	Quarterly		Change

Western Union	2Q03	2Q02	$	%
Revenues	95.2	75.7	19.5	26%
Gross Profit	92.9	74.0	18.9	26%

     Dinero Express. During 2Q03 revenue from our domestic electronic money transfer service increased 38% to Ps. 65.8 million from Ps. 47.6 million in 2Q02. Revenue was boosted by a 38% increase in the number of transfers from 665,000 in 2Q02 to 917,000 in 2Q03. This represented a 31% increase in the amount transferred, from Ps. 711 million in 2Q02 to Ps. 930 million in 2Q03.

2.0	Banco Azteca Operations

2.1	Banco Azteca and Credimax Consumer Loans

     After only its second full quarter of operations, Banco Azteca became a profitable non-restricted subsidiary of Grupo Elektra. The results exceed initial expectations that forecast this inflexion point to happen during the second half of 2003. Banco Azteca began providing savings products at the end of October 2002. However, its consumer loans for durables and personal loans were not launched until December 1, 2002, at which time Credimax ceased to issue new consumer loans in Mexico. The outstanding portfolio of Credimax in Mexico is gradually being extinguished during 2003. The outstanding credit portfolio and the new accounts generated in our operations in Guatemala, Honduras and Peru remain at Credimax.

     The average term of the combined credit portfolio (Credimax + Banco Azteca) at the end of 2Q03 was 49 weeks, representing a one-week increase from the same-quarter last year, and a one-week decrease from the prior quarter. We continue to believe that the market is still demanding longer terms in order to make financing more attractive. Furthermore, all our main competitors are also placing most of their credit sales at long terms.

Grupo Elektra, S.A. de C.V.	7	Second Quarter 2003 Results

     At the end of 2Q03, we had a combined total of 2.368 million active credit accounts, compared to 1.947 million in 2Q02, a 7% increase. Combined gross customer accounts receivable reached Ps. 4.7 billion, compared to Ps. 4.5 billion at the end of 2Q02. Out of these totals, Banco Azteca had almost 1.8 million active credit accounts and a Ps. 3.787 billion-credit portfolio (Ps. 3.515 billion and Ps. 272 million in consumer and personal loans, respectively). The collection rate of Banco Azteca remains at the same excellent historic level maintained by Grupo Elektra.

2.2	Banco Azteca Guardadito Savings Accounts and Inversión Azteca Term Deposits

     Banco Azteca’s savings program continues with the positive trend that began with the bank launch at the end of October 2002. Net deposits surpassed Ps. 3.3 billion at the end of 2Q03, a 113% QoQ increase compared with net deposits of Ps. 1.6 billion at the end of 1Q03. Over the same period, the number of accounts rose by approximately 400,000 to 2.0 million and the average balance per account increased 65% from Ps. 980 in 1Q03 to Ps. 1,619 pesos in 2Q03.

3.0	Balance Sheet

     For more details on our Balance Sheet please see page 3 of the annex to this press release (“tríptico”).

     Total debt with cost was Ps. 3.9 billion at the end of 2Q03, with 74% of it placed long term, compared with Ps. 5.5 billion for the year-ago period. Net debt at the end of 2Q03 was Ps. 1.078 billion, a 68%% and 30% decrease, respectively, compared to Ps. 3.414 billion at the end of 2Q02 and Ps. 1.538 at the end of 1Q03.

     This comes as the result of our already successful financial strategy implemented by the company for 2003 through which we have been able to pay off expensive debt and reduce our exposure to dollar-denominated liabilities.

Grupo Elektra, S.A. de C.V.	8	Second Quarter 2003 Results

We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

     As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, a reconciliation between net income and EBITDA is provided in the notes provides in our financial statements. EBITDA is presented because of the following reasons:

•	Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.

•	We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.

•	EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.

•	We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.

•	We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, money transfers, extended warranties and savings accounts.

Investor and Press Inquiries:

Esteban Galíndez, CFA Director of Finance Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Rolando Villarreal Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 rvillarreal@elektra.com.mx

Grupo Elektra, S.A. de C.V.	9	Second Quarter 2003 Results

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF JUNE 30, 2003 PURCHASING POWER

	2Q02		2Q03		Change

QUARTERLY CONSOLIDATED INCOME STATEMENTS
Merchandise Sales	75%	3,076.7	85%	3,651.7	575.0	19%
Extended Warranties	1%	58.9	1%	46.4	(12.5)	-21%
Money Transfer Revenue	3%	123.3	4%	160.9	37.6	31%
Accrued Mark-up	20%	798.6	8%	353.6	(445.0)	-56%
Penalty Interest	2%	83.5	2%	72.2	(11.3)	-14%
Monetary Loss	-1%	(55.4)	0%	0.3	55.7	-101%	ANNEXES

Total Revenues	100%	4,085.6	100%	4,285.2	199.6	5%	A & E

Cost of merchandise sold	52%	2,137.6	60%	2,588.0	450.4	21%
Repair provision (extended warranties)	1%	20.5	0%	16.2	(4.4)	-21%
Interest expense on funding money tansfers	0%	1.7	0%	2.3	0.6	36%
Interest expense on funding credit portfolio	2%	72.7	0%	(0.0)	(72.7)	-100%
Provision for doubtful accounts	4%	157.9	0%	11.3	(146.6)	-93%
Monetary gain	-1%	(36.1)	0%	0.2	36.3	-101%

Total Cost	58%	2,354.3	61%	2,617.9	263.6	11%	ANNEX B

Gross Profit	42%	1,731.3	39%	1,667.3	(64.1)	-4%

Selling, General & Administrative Expenses	24%	994.9	20%	862.4	(132.6)	-13%
Depreciation and Amortization	5%	191.7	4%	175.9	(15.7)	-8%

Operating Expenses	29%	1,186.6	24%	1,038.3	(148.3)	-12%

Operating Income from Retail Division	13%	544.7	15%	629.0	84.2	15%

EBITDA * from Retail Division	18%	755.7	19%	804.8	49.1	6%

Equity in earnings (losses) of Banco Azteca	0%		1%	37.4	37.4	-100%
Equity in earnings (losses) of Afore Azteca	0%		0%	(13.3)	(13.3)	-100%

Operating Income after Financial Division	13%	544.7	15%	653.2	108.4	20%

EBITDA * after Financial Division	18%	755.7	19%	829.0	73.3	10%

Comprehensive Financing Result:
Interest income	0%	16.4	1%	26.7	10.4	63%
Interest expense	-4%	(156.6)	-4%	(185.7)	(29.0)	19%
Foreign exchange loss (gain)	-10%	(415.9)	0%	9.9	425.8	-102%
Monetary gain	1%	27.5	0%	9.6	(17.9)	-65%
Other financial operations	0%	—	0%	—	—	0%

	-13%	(528.7)	-3%	(139.4)	389.3	-74%

Income before taxes	0%	16.0	12%	513.7	497.7	3109%

Provision for taxes	-4%	(171.8)	-2%	(105.4)	66.4	-39%
Equity in income of affiliates	-3%	(124.2)	2%	74.9	199.1	-160%
Discontinued operations	-1%	(29.0)	0%	—	29.0	-100%
Extraordinary item	-1%	(26.9)	0%	—	26.9	100%
Minority stockholders	0%	(2.4)	0%	(0.6)	1.7	-73%

Income of majority stockholders	-8%	(338.2)	11%	482.6	820.8	-243%

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	Second Quarter 2003 Results

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF JUNE 30, 2003 PURCHASING POWER

	2Q02		2Q03		Change

ACCUMULATED CONSOLIDATED INCOME STATEMENTS
Merchandise Sales	76%	6,189.4	82%	6,991.7	802.4	13%
Extended Warranties	1%	114.2	1%	96.8	(17.4)	-15%
Money Transfer Revenue	3%	240.3	4%	308.0	67.8	28%
Accrued Mark-up	19%	1,536.1	11%	972.0	(564.1)	-37%
Penalty Interest	2%	170.0	2%	175.6	5.6	3%
Monetary Loss	-1%	(114.4)	0%	(26.5)	87.9	-77%	ANNEXES C & E

Total Revenues	100%	8,135.6	100%	8,517.6	382.0	5%

Cost of merchandise sold	53%	4,352.5	59%	5,010.0	657.5	15%
Repair provision (extended warranties)	0%	39.8	0%	33.7	(6.1)	-15%
Interest expense on funding money tansfers	0%	3.3	0%	4.0	0.7	22%
Interest expense on funding credit portfolio	2%	149.8	0%	40.9	(109.0)	-73%
Provision for doubtful accounts	4%	300.8	0%	19.0	(281.8)	-94%
Monetary gain	-1%	(74.5)	0%	(17.2)	57.2	-77%

Total Cost	59%	4,771.8	60%	5,090.4	318.6	7%	ANNEX D

Gross Profit	41%	3,363.8	40%	3,427.2	63.4	2%

Selling, General & Administrative Expenses	25%	2,001.3	22%	1,894.4	(106.9)	-5%
Depreciation and Amortization	5%	368.8	5%	392.5	23.7	6%

Operating Expenses	29%	2,370.1	27%	2,286.9	(83.2)	-4%

Operating Income from Commercial Division	12%	993.7	13%	1,140.3	146.7	15%

EBITDA * from Commercial Division	17%	1,402.4	18%	1,542.1	139.7	10%

Equity in earnings (losses) of Banco Azteca	0%	—	0%	(4.2)	(4.2)	-100%
Equity in earnings (losses) of Afore Azteca	0%	—		(13.3)	(13.3)	-100%

Operating Income after Financial Division	12%	993.7	13%	1,122.9	129.2	13%

EBITDA * after Financial Division	17%	1,402.4	18%	1,524.7	122.3	9%

Comprehensive Financing Result:
Interest income	1%	83.4	1%	44.1	(39.3)	-47%
Interest expense	-4%	(303.6)	-5%	(420.8)	(117.1)	39%
Foreign exchange loss (gain)	-4%	(352.4)	-2%	(161.3)	191.1	-54%
Monetary gain	1%	43.3	0%	36.1	(7.2)	-17%
Other financial operations	0%	—	0%	—	—	100%

	-7%	(529.3)	-6%	(501.8)	27.5	-5%

Income before taxes	6%	464.3	7%	621.1	156.8	34%

Provision for taxes	-4%	(290.0)	-3%	(216.0)	73.9	-25%
Equity in income of affiliates	-2%	(123.7)	0%	14.0	137.7	-111%
Discontinued operations	-1%	(80.4)	0%	—	80.4	-100%
Extraordinary item	0%	(26.9)	0%	—	26.9	100%
Minority stockholders	0%	(6.4)	0%	(1.5)	4.9	-77%

Income of majority stockholders	-1%	(63.0)	5%	417.6	480.6	-763%

Last Twelve Months EBITDA (Comercial Group)		2,813.8		3,283.8	470.0	17%

Last Twelve Months Net Income		494.2		561.5	67.2	14%

*     EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain
N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	Second Quarter 2003 Results

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF JUNE 30, 2003 PURCHASING POWER

	2Q02		2Q03		Change

CONSOLIDATED BALANCE SHEET
Cash	13%	2,039.8	21%	2,843.8	804.0	39%

Customers	19%	2,911.1	6%	818.3	(2,092.9)	-72%
Other current assets	7%	1,022.9	4%	593.1	(429.8)	-42%

	26%	3,934.0	10%	1,411.4	(2,522.6)	-64%
Inventory	18%	2,721.5	19%	2,519.6	(201.8)	-7%

Current assets	57%	8,695.2	50%	6,774.7	(1,920.5)	-22%

Investment in shares	8%	1,184.0	12%	1,556.6	372.7	31%
Goodwill	9%	1,408.6	10%	1,300.8	(107.8)	-8%
Fixed assets	23%	3,553.7	24%	3,199.1	(354.5)	-10%
Other assets	3%	432.8	5%	660.4	227.5	53%

TOTAL ASSETS	100%	15,274.2	100%	13,491.6	(1,782.6)	-12%

Short-term bank debt	9%	1,343.0	7%	967.1	(375.9)	-28%
Capitalizaed lease obligations	1%	107.6	0%	54.1	(53.5)	-50%

Short-term liabilities with financial cost	9%	1,450.6	8%	1,021.2	(429.4)	-30%
Suppliers	15%	2,345.9	17%	2,257.6	(88.2)	-4%
Other short-term liabilities	3%	436.1	2%	313.3	(122.7)	-28%

Short-term liabilities without financial cost	18%	2,781.9	19%	2,571.0	(211.0)	-8%

Short-term liabilities	28%	4,232.6	27%	3,592.2	(640.4)	-15%

Long-term bank debt	26%	3,945.1	21%	2,887.5	(1,057.6)	-27%
Capitalizaed lease obligations	0%	57.6	0%	13.5	(44.1)	-77%

Long-term liabilities with financial cost	26%	4,002.7	22%	2,901.0	(1,101.8)	-28%

Long-term liabilities without financial cost	8%	1,230.2	10%	1,346.7	116.4	9%

Total liabilities	62%	9,465.5	58%	7,839.9	(1,625.7)	-17%

Stockholders’ equity	38%	5,808.7	42%	5,651.8	(156.9)	-3%

LIABILITIES + EQUITY	100%	15,274.2	100%	13,491.6	(1,782.6)	-12%

CREDIT PORTFOLIO :
Retail Gross Credit Portfolio		1,339.5		245.8	(1,093.7)	-82%
- Charge offs ( more than 90 days past due )		(240.2)		(26.9)	213.3	-89%

NET RETAIL PORTFOLIO		1,099.3		218.9	(880.4)	-80%
+ Gross Wholesale Portfolio		-
- Excess of Allowance for Doubtful Accounts		(206.4)		(134.4)	72.0	-35%
+ Overcollateralization		2,018.3		733.8	(1,284.5)	-64%

NET CREDIT PORTFOLIO IN BALANCE SHEET		2,911.1		818.3	(2,092.9)	-72%

Number of Credit Accounts		1,947,274		1,098,444	(848,830)	-44%
Average Balance per Client		2.213		1.891	(0.321)	-15%
Credit Portfolio by Term
13 Weeks		2%		1%
26 Weeks		9%		9%
39 Weeks		15%		12%
53 Weeks		70%		68%
65 Weeks		4%		10%
WEIGHTED AVERAGE TERM OF CREDIT PORTFOLIO (Weeks)		48		49	1	2%
MOVEMENTS OF THE ALLOWANCE FOR DOUBTFUL ACCOUNTS :
Beginning balance		132.9		142.3	9.4	7%
Provision for Doubtful Accounts (Cost)		300.8		19.0	(281.8)	-94%
Provision for Doubtful Accounts (Discontinued Operations)		12.9			(12.9)	-100%
Charge offs ( more than 90 days past due )		(240.2)		(26.9)	213.3	-89%

Excess of Allowance for Doubtful Accounts		206.4		134.4	(72.0)	-35%

Excess of Allowance for Doubtful Accts / Net Retail Portfolio		19%		61%

(1)  Includes securitization junior notes
N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	Second Quarter 2003 Results

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF JUNE 30, 2003 PURCHASING POWER

	2Q02		2Q03		Change

ANNEX A - QUARTERLY REVENUES’ BREAKDOWN
a. PRODUCTS AND SERVICES REVENUES :
(1) Per Product Line
Electronics	33%	1,077.3	33%	1,275.1	197.8	18%
Household Appliances	29%	930.6	27%	1,053.0	122.4	13%
Furniture	15%	483.2	14%	556.0	72.7	15%
Small Appliances	11%	364.3	11%	419.4	55.1	15%
Telephones	2%	71.9	6%	212.7	140.7	196%
Photo	1%	43.5	1%	25.3	(18.2)	-42%
Computers	3%	105.7	3%	110.3	4.6	4%
Clothing	0%	—	0%		—	0%
Extended Warranties	2%	58.9	1%	46.4	(12.5)	-21%
Dinero en Minutos	2%	75.7	2%	95.2	19.5	26%
Dinero Express	1%	47.6	2%	65.8	18.2	38%

	100%	3,258.9	100%	3,859.1	600.2	18%

(2) Per Store Format
Elektra	88%	2,872.9	87%	3,358.5	485.5	17%
Bodega de Remates	4%	139.3	5%	211.1	71.8	52%
SyR	8%	246.6	8%	289.5	42.9	17%
The One	0%	—	0%		—	0%

	100%	3,258.9	100%	3,859.1	600.2	18%

(3) Per Region
Mexico	95%	3,087.8	95%	3,664.0	576.2	19%
Latin America	5%	171.1	5%	195.1	24.0	14%

	100%	3,258.9	100%	3,859.1	600.2	18%

b. CREDIT REVENUES :
(1) Per Store Format
Elektra	89%	735.8	91%	389.8	(346.0)	-47%
Bodega de Remates	4%	30.1	1%	6.2	(23.9)	-79%
SyR	7%	60.9	7%	30.2	(30.7)	-50%
The One	0%	—	0%		—	0%

	100%	826.8	100%	426.2	(400.6)	-48%

(2) Per Region
Mexico	95%	781.5	89%	379.1	(402.4)	-51%
Latin America	5%	45.2	11%	47.0	1.8	4%

	100%	826.8	100%	426.2	(400.6)	-48%

CONSOLIDATED REVENUES		4,085.6		4,285.2	199.6	5%

N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	Second Quarter 2003 Results

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF JUNE 30, 2003 PURCHASING POWER

	2Q02		2Q03		Change

ANNEX C - ACCUMULATED REVENUES’ BREAKDOWN
a. PRODUCTS AND SERVICES REVENUES :
(1) Per Product Line
Electronics	34%	2,216.1	34%	2,490.8	274.7	12%
Household Appliances	26%	1,722.8	26%	1,924.6	201.8	12%
Furniture	15%	1,005.5	15%	1,113.5	108.0	11%
Small Appliances	10%	641.9	9%	688.5	46.7	7%
Telephones	4%	254.6	6%	448.6	194.1	76%
Photo	1%	89.7	1%	60.7	(29.0)	-32%
Computers	4%	258.9	4%	265.0	6.2	2%
Clothing	0%	—	0%		—	0%
Extended Warranties	2%	114.2	1%	96.8	(17.4)	-15%
Dinero en Minutos	2%	147.8	2%	182.7	35.0	24%
Dinero Express	1%	92.5	2%	125.3	32.8	35%

	100%	6,543.8	100%	7,396.6	852.7	13%

(2) Per Store Format
Elektra	88%	5,767.1	87%	6,446.7	679.5	12%
Bodega de Remates	4%	283.1	5%	403.3	120.2	42%
SyR	8%	493.7	7%	546.6	52.9	11%
The One	0%	—	0%	—	—	0%

	100%	6,543.8	100%	7,396.6	852.7	13%

(3) Per Region
Mexico	96%	6,250.6	95%	7,047.6	797.1	13%
Latin America	4%	293.3	5%	348.9	55.6	19%

	100%	6,543.8	100%	7,396.6	852.7	13%

b. CREDIT REVENUES :
(1) Per Store Format
Elektra	89%	1,423.2	92%	1,030.0	(393.2)	-28%
Bodega de Remates	4%	57.8	2%	22.0	(35.8)	-62%
SyR	7%	110.7	6%	69.1	(41.6)	-38%
The One	0%	—	0%	—	—	0%

	100%	1,591.7	100%	1,121.1	(470.7)	-30%

(2) Per Region
Mexico	94%	1,500.2	92%	1,026.8	(473.3)	-32%
Latin America	6%	91.6	8%	94.2	2.7	3%

	100%	1,591.7	100%	1,121.1	(470.7)	-30%

CONSOLIDATED REVENUES		8,135.6		8,517.6	382.0	5%

N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	Second Quarter 2003 Results

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF JUNE 30, 2003 PURCHASING POWER

	2Q02		2Q03		Change

ANNEX B - QUARTERLY COST BREAKDOWN
a. PRODUCTS AND SERVICES COST :
(1) Per Product Line
Electronics	36%	780.7	36%	927.2	146.5	19%
Household Appliances	31%	670.4	30%	770.9	100.5	15%
Furniture	13%	279.4	12%	319.3	39.9	14%
Small Appliances	12%	259.7	12%	303.0	43.3	17%
Telephones	2%	43.9	6%	168.1	124.1	283%
Photo	1%	28.7	1%	14.5	(14.2)	-49%
Computers	3%	74.9	3%	85.1	10.2	14%
Clothing	0%	—	0%	—	—	0%
Extended Warranties	1%	20.5	1%	16.2	(4.4)	-21%
Money Transfers	0%	1.7	0%	2.3	0.6	36%

	100%	2,159.8	100%	2,606.4	446.6	21%

(2) Per Store Format
Elektra	87%	1,874.4	86%	2,238.6	364.2	19%
Bodega de Remates	5%	112.6	6%	155.1	42.5	38%
SyR	8%	172.8	8%	212.7	39.9	23%
The One	0%	—	0%		—	0%

	100%	2,159.8	100%	2,606.4	446.6	21%

(3) Per Region
Mexico	94%	2,028.1	95%	2,471.7	443.6	22%
Latin America	6%	131.7	5%	134.7	3.0	2%

	100%	2,159.8	100%	2,606.4	446.6	21%

b. CREDIT COST :
(1) Per Store Format
Elektra	89%	173.3	89%	10.3	(163.1)	-94%
Bodega de Remates	3%	6.5	0%	0.0	(6.5)	-100%
SyR	8%	14.7	11%	1.2	(13.4)	-92%
The One	0%	—	0%		—	0%

	100%	194.5	100%	11.5	(183.0)	-94%

(2) Per Region
Mexico	92%	178.3	14%	1.6	(176.7)	-99%
Latin America	8%	16.3	86%	9.9	(6.3)	-39%

	100%	194.5	100%	11.5	(183.0)	-94%

CONSOLIDATED COST		2,354.3		2,617.9	263.6	11%

N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	Second Quarter 2003 Results

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF JUNE 30, 2003 PURCHASING POWER

	2Q02		2Q03		Change

	ANNEX D - ACCUMULATED COST BREAKDOWN
a. PRODUCTS AND SERVICES COST :
(1) Per Product Line
Electronics	37%	1,605.0	36%	1,839.7	234.7	15%
Household Appliances	28%	1,248.7	28%	1,410.1	161.4	13%
Furniture	14%	594.9	13%	658.4	63.4	11%
Small Appliances	11%	465.3	10%	506.4	41.1	9%
Telephones	4%	187.5	7%	348.4	160.9	86%
Photo	1%	58.5	1%	36.7	(21.8)	-37%
Computers	4%	192.6	4%	210.3	17.7	9%
Clothing	0%	—	0%		—	0%
Extended Warranties	1%	39.8	1%	33.7	(6.1)	-15%
Money Transfers	0%	3.3	0%	4.0	0.7	22%

	100%	4,395.6	100%	5,047.7	652.2	15%

(2) Per Store Format
Elektra	87%	3,819.5	86%	4,343.6	524.1	14%
Bodega de Remates	5%	227.0	6%	304.2	77.2	34%
SyR	8%	349.0	8%	399.9	50.9	15%
The One	0%	—	0%	—	—	0%

	100%	4,395.6	100%	5,047.7	652.2	15%

(3) Per Region
Mexico	95%	4,180.1	95%	4,792.2	612.2	15%
Latin America	5%	215.5	5%	255.5	40.0	19%

	100%	4,395.6	100%	5,047.7	652.2	15%

b. CREDIT COST :
(1) Per Store Format
Elektra	90%	339.0	91%	39.0	(300.0)	-88%
Bodega de Remates	3%	12.7	0%	0.2	(12.5)	-99%
SyR	7%	24.5	8%	3.5	(21.0)	-86%
The One	0%	—	0%		—	0%

	100%	376.2	100%	42.7	(333.5)	-89%

(2) Per Region
Mexico	91%	343.8	13%	5.6	(338.2)	-98%
Latin America	9%	32.3	87%	37.1	4.7	15%

	100%	376.2	100%	42.7	(333.5)	-89%

CONSOLIDATED COST		4,771.8		5,090.4	318.6	7%

N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	Second Quarter 2003 Results

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF JUNE 30, 2003 PURCHASING POWER

	2Q02		2Q03		Change

	ANNEX E - QUARTERLY GROSS PROFIT BREAKDOWN
a. PRODUCTS AND SERVICES GROSS PROFIT :
(1) Per Product Line
Electronics	27%	296.6	28%	347.9	51.3	17%
Household Appliances	24%	260.3	23%	282.2	21.9	8%
Furniture	19%	203.9	19%	236.7	32.8	16%
Small Appliances	10%	104.7	9%	116.4	11.8	11%
Telephones	3%	28.0	4%	44.6	16.6	59%
Photo	1%	14.8	1%	10.8	(4.0)	-27%
Computers	3%	30.8	2%	25.2	(5.6)	-18%
Clothing	0%	—	0%	—	—	0%
Extended Warranties	3%	38.4	2%	30.2	(8.2)	-21%
Money Transfers	11%	121.6	13%	158.7	37.0	30%

	100%	1,099.1	100%	1,252.6	153.6	14%

(2) Per Store Format
Elektra	91%	998.6	89%	1,119.9	121.3	12%
Bodega de Remates	2%	26.7	4%	55.9	29.3	110%
SyR	7%	73.9	6%	76.8	3.0	4%
The One	0%	—	0%	—	—	0%

	100%	1,099.1	100%	1,252.6	153.6	14%

(3) Per Region
Mexico	96%	1,059.7	95%	1,192.3	132.6	13%
Latin America	4%	39.3	5%	60.3	21.0	53%

	100%	1,099.1	100%	1,252.6	153.6	14%

b. CREDIT GROSS PROFIT :
(1) Per Store Format
Elektra	89%	562.4	92%	379.5	(182.9)	-33%
Bodega de Remates	4%	23.6	1%	6.2	(17.4)	-74%
SyR	7%	46.2	7%	28.9	(17.3)	-37%
The One	0%	—	0%	—	—	0%

	100%	632.2	100%	414.6	(217.6)	-34%

(2) Per Region
Mexico	95%	603.3	91%	377.5	(225.7)	-37%
Latin America	5%	29.0	9%	37.1	8.1	28%

	100%	632.2	100%	414.6	(217.6)	-34%

CONSOLIDATED GROSS PROFIT		1,731.3		1,667.3	(64.1)	-4%

N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	Second Quarter 2003 Results

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF JUNE 30, 2003 PURCHASING POWER

	2Q02		2Q03		Change

	ANNEX F - ACCUMULATED GROSS PROFIT BREAKDOWN
a. PRODUCTS AND SERVICES GROSS PROFIT :
(1) Per Product Line
Electronics	28%	611.1	28%	651.1	40.0	7%
Household Appliances	22%	474.1	22%	514.5	40.4	9%
Furniture	19%	410.6	19%	455.1	44.5	11%
Small Appliances	8%	176.6	8%	182.2	5.6	3%
Telephones	3%	67.1	4%	100.2	33.1	49%
Photo	1%	31.3	1%	24.0	(7.2)	-23%
Computers	3%	66.2	2%	54.7	(11.5)	-17%
Clothing	0%	—	0%	—	—	0%
Extended Warranties	3%	74.4	3%	63.1	(11.4)	-15%
Money Transfers	11%	237.0	13%	304.0	67.0	28%

	100%	2,148.3	100%	2,348.8	200.6	9%

(2) Per Store Format
Elektra	91%	1,947.6	90%	2,103.0	155.4	8%
Bodega de Remates	3%	56.0	4%	99.1	43.1	77%
SyR	7%	144.6	6%	146.7	2.1	1%
The One	0%	—	0%	—	—

	100%	2,148.3	100%	2,348.8	200.6	9%

(3) Per Region
Mexico	96%	2,070.5	96%	2,255.4	184.9	9%
Latin America	4%	77.8	4%	93.4	15.6	20%

	100%	2,148.3	100%	2,348.8	200.6	9%

b. CREDIT GROSS PROFIT :
(1) Per Store Format
Elektra	89%	1,084.2	92%	991.0	(93.2)	-9%
Bodega de Remates	4%	45.1	2%	21.8	(23.3)	-52%
SyR	7%	86.2	6%	65.6	(20.6)	-24%
The One	0%	—	0%	—	—	0%

	100%	1,215.5	100%	1,078.4	(137.1)	-11%

(2) Per Region
Mexico	95%	1,156.3	95%	1,021.2	(135.1)	-12%
Latin America	5%	59.2	5%	57.2	(2.0)	-3%

	100%	1,215.5	100%	1,078.4	(137.1)	-11%

CONSOLIDATED GROSS PROFIT		3,363.8		3,427.2	63.4	2%

N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	Second Quarter 2003 Results

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF JUNE 30, 2003 PURCHASING POWER

	2Q02		2Q03		Change

	ANNEX G - ACUMULATED MERCHANDISE SALES MIX
ELEKTRA
Cash	40%	2,144.6	38%	2,322.9	178.3	8%
Credit	60%	3,276.7	62%	3,733.2	456.4	14%

	100%	5,421.4	100%	6,056.1	634.7	12%

BODEGA DE REMATES
Cash	46%	128.2	53%	209.8	81.6	64%
Credit	54%	152.4	47%	187.4	35.1	23%

	100%	280.6	100%	397.3	116.7	42%

SALINAS Y ROCHA
Cash	43%	211.4	50%	269.6	58.3	28%
Credit	57%	276.0	50%	268.8	(7.2)	-3%

	100%	487.4	100%	538.4	51.0	10%

THE ONE
Cash	0%	—	0%		—	0%
Credit	0%	—	0%		—	0%

	0%	—	0%	—	—	0%

EXTENDED WARRANTIES
Cash	3%	3.6	3%	3.2	(0.4)	-11%
Credit	97%	110.7	97%	93.6	(17.0)	-15%

	100%	114.2	100%	96.8	(17.4)	-15%

MONEY TRANSFER SERVICES
Dinero en Minutos (USA - Mexico)	62%	147.8	59%	182.7	35.0	24%
Dinero Express (Mexico - Mexico)	38%	92.5	41%	125.3	32.8	35%

	100%	240.3	100%	308.0	67.8	28%

N. A. = NOT AVAILABLE

Grupo Elektra, S.A. de C.V.	Second Quarter 2003 Results

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF JUNE 30, 2003 PURCHASING POWER
	2Q02	2Q03	Change

OPERATIONAL AND FINANCIAL RATIOS
SAME-STORE INFORMATION	For the Quarter
Same-Store Contribution Growth :
ELEKTRA	0.9%	9.0%
BODEGA DE REMATES	-27.7%	52.1%
SALINAS Y ROCHA	1.3%	-2.4%
THE ONE
CONSOLIDATED	-0.2%	10.2%

SAME-STORE INFORMATION	Accumulated
Same-Store Contribution Growth :
ELEKTRA	1.9%	9.8%
BODEGA DE REMATES	-26.5%	32.4%
SALINAS Y ROCHA	1.1%	-3.9%
THE ONE
CONSOLIDATED	0.6%	10.0%

FINANCIAL RATIOS
LEVERAGE ( Total Liabilities / Shareholder’s Equity )	1.63	1.39
LIQUIDITY ( Current Assets / Current Liabilities )	2.05	1.89
R.O.E. ( Return on Equity ) (1)	8.5%	9.9%
R.O.A. ( Return on Assets ) (1)	3.2%	4.2%
ELEKTRA SHARE MARKET RATIOS
Weighted Average of Shares Outstanding (000)	241,015	238,703
LTM* Earnings per Share	2.05	2.35
Earnings per Share	(0.26)	1.75
LTM* Price Earnings Ratio ( P / E )	0.05	0.07
LTM* Firm Value / E.B.I.T.D.A. Ratio ( FV / EBITDA)	5.00	2.65
Price Book Value Ratio ( P / BV )	1.83	1.35
Market Value ( Close )	44.21	31.99
(1) Last twelve months Net income
(2) Last twelve months EBITDA

Grupo Elektra, S.A. de C.V.	Second Quarter 2003 Results

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF JUNE 30, 2003 PURCHASING POWER

	2Q02		2Q03		Change

INFRASTRUCTURE
Number of Stores
Elektra Mexico	63%	581	72%	631	50	9%
Elektra Latin America	8%	78	7%	63	(15)	-19%
Bodega de Remates	7%	61	10%	90	29	48%
Salinas y Rocha	10%	88	11%	92	4	5%
The One / Hecali	13%	118	0%		(118)	-100%
TOTAL	100%	926	100%	876	(50)	-5%

Exhibition Surface (m2)
Elektra Mexico	65%	427,126	71%	452,703	25,577	6%
Elektra Latin America	9%	62,133	8%	49,802	(12,331)	-20%
Bodega de Remates	5%	34,875	7%	46,301	11,426	33%
Salinas y Rocha	13%	86,980	14%	87,617	637	1%
The One / Hecali	7%	43,293	0%		(43,293)	-100%
TOTAL	100%	654,407	100%	636,423	(17,984)	-3%

Average Surface per Store (m2)
Elektra Mexico		735		717	(18)	-2%
Elektra Latin America		797		791	(6)	-1%
Bodega de Remates		572		514	(57)	-10%
Salinas y Rocha		988		952	(36)	-4%
The One / Hecali		367		N.A.	N.A.	N.A.
TOTAL		707		727	20	3%

Grupo Elektra, S.A. de C.V.	Second Quarter 2003 Results

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: August 4, 2003.